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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jones Lang LaSalle Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph Drive
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	781-780-7069x11	Estee Dorfma@dorfman-finop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG
(Name – if individual, state last, first, and middle name)

200 East Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Cashdan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jones Lang LaSalle Securities, LLC _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President

Parker Abbant

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a 1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3 3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27 day of February,

2024 by Daniel Cashdan,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Seal)

PARKER ALCHANATI
COMM # 2352652
Los Angeles County
California Notary Public
Comm Exp Mar. 22, 2025

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oaths Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

Jones Lang LaSalle Securities, LLC

Financial Statements and Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Jones Lang LaSalle Securities, LLC

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Jones Lang LaSalle Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, LLC (the Company) as of December 31, 2023, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 28, 2024

Jones Lang LaSalle Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	45,898,676
Accounts receivable, net of allowance for doubtful accounts of $36,291		9,036,532
Goodwill		1,762,000
Other assets		4,184,750
Total assets	$	60,881,958

Liabilities and member's equity

Liabilities:

Accounts payable and accrued liabilities	$	295,393
Due to Parent Company		1,770,860
Accrued compensation		16,692,609
Total liabilities	$	18,758,862
Member's equity		42,123,096
Total liabilities and member's equity	$	60,881,958

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues

Placement fees	$	11,551,185
Transaction fees		6,896,718
Advisory fees		5,137,318
Other		157,316
Total revenues		23,742,537

Expenses

Salary and benefits	4,992,898
Bonus	2,886,419
Commission	10,326,930
Parent company co-broker expense	1,280,332
Travel and entertainment expense	638,205
Overhead and occupancy expense	375,074
Business license and fees	395,065
Audit expense	204,500
Legal and professional services expense	113,301
Other operating expense	128,861
Total expenses	21,341,585

Income before income taxes	$	2,400,952
Income tax expense		-
Net income	$	2,400,952

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, LLC
Statement of Member's Equity
For the Year Ended December 31, 2023

	Member units	Member's Equity
Balances at December 31, 2022	125	$ 54,552,749
Net Income	-	2,400,952
Amortization of stock-based compensation	-	453,826
Distribution payable to Parent for shares issued under stock-based compensation program		(284,431)
Distribution paid to parent	-	(15,000,000)
Balances at December 31, 2023	125	$ 42,123,096

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities

Net income	$ 2,400,952
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	-
Provision for bad debts	36,291
Amortization of share-based compensation	453,826
Increase (decrease) in cash from changes in:	
Accounts receivable	6,297,658
Due to Parent Company, net	828,424
Other assets	(1,896,662)
Accounts payable and accrued liabilities	13,831
Accrued compensation	(6,026,581)
Net cash provided by operating activities	$ 2,107,739

Cash flows from financing activities

Distribution to parent	(15,000,000)
Net cash used in financing activities	$(15,000,000)

Net decrease in cash	$(12,892,261)
Cash, beginning of year	58,790,937
Cash, end of year	$ 45,898,676

See accompanying notes to financial statements.

1. Organization

Jones Lang LaSalle Securities, LLC (the Company), a subsidiary of Jones Lang LaSalle Americas Inc., was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest to Jones Lang LaSalle Americas, Inc. (Parent Company and Member) on November 16, 2009. The Company was created to conduct transactions as a broker dealer in the securities and investment banking business. Municipal advisory services and municipal underwriting were added in 2014 and 2017, respectively. The Company primarily engages as a broker dealer entity that provides investment advisory services, including structuring advice, guidance, and other related services, is a seller of real estate securities and participates in the private placement of securities.

Effective July 1, 2021, the Company merged with HFF Securities L.P. (HFFS), a broker-dealer acquired by Jones Lang LaSalle Incorporated (JLL) on July 1, 2019 as part of its acquisition of HFF, Inc. The merger was accounted for as a business combination of entities under common control and with retrospective financial statement presentation back to January 1, 2021.

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD), the Municipal Securities Rulemaking Board (the MSRB) and various states. The Company's FINRA Membership was initially approved on June 13, 2002 and its continuance of membership was approved on May 20, 2021. The Company operates pursuant to SEC Rule 17a-5 (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

2. Summary of Significant Accounting Policies

Cash

Cash includes cash on hand and in bank accounts.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made a $15,000,000 equity distribution in 2023.

Revenue and Commission Expense

The Company serves as a placement agent of real estate private placement offerings and receives commission based on the amount of assets invested in the offering. Private placement offerings are pooled investment vehicles with one or multiple shareholders. The primary focus of placement activity is on institutional investors.

Placement fees include revenues associated with equity placement, debt placement and investment sales. Equity placement fees include discretionary and nondiscretionary equity capital raises and investment banking services. Investment sales revenue is generated by acting as a broker for commercial real estate owners seeking to sell a property or an interest in a property. Debt placement revenue is earned by facilitating loan originations for our clients.

The Company provides investment advisory services, including structuring advice, guidance and other related services, and transaction services, including the sale of real estate securities and private placement of securities. The Company's performance obligation is to facilitate the execution of capital transactions.

The Company's contracts are generally negotiated on a transaction-by-transaction basis with a fee awarded upon the satisfaction of the debt placement, property sale, equity raise or other corporate advisory service. The Company's agreements generally include such success-based fees for services that are performed over time under one performance obligation. The variable consideration associated with the successful outcome remains constrained until the completion of the transaction, generally at the closing of the applicable financing or funding of the transaction. Once the constraint is lifted, revenue is recognized as the Company's fee agreements do not include terms or conditions that require the Company to perform any service or fulfill any obligation once the transaction closes. The Partnership records as accounts receivable amounts earned for services rendered where payment has not been received.

9

2. Summary of Significant Accounting Policies (continued)

Certain of the Company's fee agreements provide for reimbursement of deal-related costs which the Partnership recognizes as revenue. In accordance with the Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, these reimbursements are characterized as Other Revenue in the statement of operations rather than as a reduction of expenses incurred. Since the Company is the primary obligor, has supplier discretion, and bears the credit risk for such expenses, the Company records reimbursement revenue for such out-of-pocket expenses. Reimbursement revenue is recognized over time based upon the measure of progress to completion.

The Company pays commissions to its representatives for generating both advisory fee and transaction-based revenue. The Company records commission expense due to its representatives upon satisfaction of the Company's performance obligation and satisfaction of any contingencies.

Goodwill

Goodwill is required to be tested for impairment at least annually. In accordance with JLL policy, the Company performs its annual impairment test as of July 1 or more frequently when indicators of impairment are present. The Company considered qualitative factors while performing the annual impairment test of goodwill and determined it is not more-likely-than-not that the fair value of the reporting unit is less than the carrying value. In performing its assessment, the Partnership primarily considered (i) macroeconomic and industry trends, (ii) overall financial performance, and (iii) near and longer-term forecasts of operating income and cash flows generated by the Company in relation to the carrying values of the net assets. In addition to the annual impairment evaluation, the Company evaluated whether events or circumstances have occurred in the period subsequent to the annual impairment testing and determined it is not more-likely-than-not that the fair value of its reporting unit is less than its carrying value.

3. Goodwill

On March 29, 2017, HFF, Inc. acquired Hentschel & Company, LLC. The purchase price allocation ascribed $336,000 to a non-compete agreement and $1,762,000 was recorded as goodwill. JLLS recorded the carrying value of the assets transferred.

Goodwill is evaluated for impairment on an annual basis as of July 1 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company operates under a single reporting unit, real estate capital markets, and as of December 31, 2023 all $1,762,000 of goodwill was allocated to this unit. There were no additions or impairments to the carrying value of goodwill during the year ended December 31, 2023.

3. Goodwill (continued)

For the year ended December 31, 2023, the Company performed a qualitative analysis for the real estate capital markets reporting unit to determine whether it was more likely than not that the fair value was less than the carrying value. As a result of this assessment, the Company concluded that goodwill assigned to the real estate capital markets reporting unit was not impaired as of December 31, 2023.

4. Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company and the Parent Company have executed an agreement which explicitly excludes taxes from the expense sharing arrangement signed by both parties. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2023.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of the greater of minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2023, the Company had net capital and net capital requirements of $27,139,813 and $1,250,590, respectively. On December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was approximately 0.69 to 1.00.

6. Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. is the sole member of the Company and contributes to the management of the operations of the Company. The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

7. Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. The Agreement was amended in June 2021. Services provided to JLLS by the Parent Company under the Agreement include compensation and benefits, information technology infrastructure, overhead, and occupancy which totaled approximately $1,288,920 during 2023.

The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations and other comprehensive income.

For the year ended December 31, 2023, the Parent Company agreed to pay Salary and benefits, Bonus and Commission expenses of $18,206,247, Parent Company co-broker expenses of $1,280,332, Travel and entertainment expenses of $638,205, Overhead and occupancy expenses of $375,074, Audit expenses of $204,500, Legal and other professional expenses of $113,301, and Other expenses of $267,146 on behalf of JLLS. JLLS recognizes such expenses through the statements of operations and other comprehensive income and records a Due to Parent liability until payment to the Parent is made. As of December 31, 2023, the Company recorded a Due to Parent Company liability of $1,770,860.

As of December 31, 2023, the Company recorded $1,500,000 due from a JLLS employee related to a cash payment structured as a loan. The employee earns forgiveness of the loan based on a percentage of revenue production.

8. Stock-based Compensation

Stock-based compensation in the form of restricted stock units ("RSUs") is a component of the Company and Parent Company's compensation program. The fair value of RSUs, subject only to service requirements, is based on the closing market price of the Parent Company's common stock on the grant date. Stock-based compensation expense is included within Salary and benefits expense and reflected as a component of Member's Equity. A distribution is made to the Parent Company on vesting of the RSUs. As of December 31, 2023, a distribution of $284,431 was made to the Parent Company via settlement of related party balances.

As of December 31, 2023, we had $775,581 of unamortized deferred compensation related to unvested RSUs, which we anticipate to be recognized over varying periods into 2026. Shares vested during the year ended December 31, 2023 had a grant date fair value of $284,431 and shares granted during the year ended December 31, 2023 had a grant date fair value of $988,273.

9. Concentration of Credit Risk and Commitments and Contingencies

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. The Company does not believe that any pending legal proceedings will have a material impact on the Company's financial condition or results of operations.

10. Subsequent Events

Subsequent to December 31, 2023 and through February 28, 2024, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Jones Lang LaSalle Securities, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2023

Total member's equity	$ 42,123,096
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	9,036,532
Intangible assets, net	-
Goodwill	1,762,000
Other assets	4,184,750
Total Non-allowable assets	14,983,282
Net capital before haircuts on securities positions	27,139,813
Haircuts on securities	-
Net capital	27,139,813
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued liabilities	295,393
Due to Parent Company	1,770,860
Accrued compensation	16,692,609
Total Aggregate indebtedness	18,758,862
Ratio: Aggregate indebtedness to net capital	.69 to 1.0
Computation of basic net capital requirement	
Minimum net capital required (the greater of 6-2/3% Aggregate indebtedness or $150,000)	1,250,590
Net capital in excess of minimum requirement	$ 25,889,223

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2023 FOCUS Part IIA filed on January 25, 2024.

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements
and PAB Accounts Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Jones Lang LaSalle Securities, LLC:

We have reviewed management's statements, included in the accompanying Jones Lang LaSalle Securities, LLC Exemption Report (the Exemption Report), in which (1) Jones Lang LaSalle Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment advisory services, including structuring advice, guidance and other related services, (b) seller of real estate securities, (c) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
February 28, 2024

Jones Lang LaSalle Securities, LLC Exemption Report

Jones Lang LaSalle Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Investment Advisory Services, consisting of providing structuring advice, guidance and other related services in relation to capital raising through the issuance of securities in the private capital markets,
   b. Seller of Real Estate Securities, and
   c. Private Placement of Securities

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception.

Jones Lang LaSalle Securities, LLC

I, Dan Cashdan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____/s/Dan Cashdan_____   __02/27/2024_____

Dan Cashdan   Date
President – Jones Lang LaSalle Securities, LLC